UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC FILE NUMBER: 001-35991

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR

☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

AENZA S.A.A.

Full name of Registrant

Graña y Montero S.A.A.

Former Name if Applicable

Av. Petit Thouars 4957

Address of Principal Executive Office (Street and Number)

Miraflores, Lima 34, Peru

City, State and Zip Code

PART II — RULES 12b–25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

AENZA S.A.A. (the “Company”) is unable to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2022, by the prescribed due date, without unreasonable effort or expense because the Company requires additional time to complete its consolidated financial statements and its assessment of its internal control over financial reporting. The Company is undertaking additional work, among other things, to review the application of the International Financial Reporting Standard 15, related to the methodology for accounting revenue and associated costs derived from engineering and construction contracts. As a result of the foregoing, the Company’s independent registered public accounting firm has not yet completed its audit procedures. The Company’s management expects to disclose certain adjustments to its results of operations for prior years which have an immaterial impact on those prior year results of operations. The Company’s management also expects to disclose material weaknesses in its internal control over financial reporting.

The Company is working diligently to file its Annual Report on Form 20-F on or before the fifteenth calendar day following the prescribed due date.

PART IV —OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Fernando Rodrigo Barron	(511)	213-6565
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒ If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

This Form 12b-25 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on management’s current intent, belief, expectations, estimates and projections. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict. Actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

AENZA S.A.A.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 1, 2023	By:	/s/ Fernando Rodrigo Barron
		Name:	Fernando Rodrigo Barron
		Title:	VP of Corporate Finance and Business Development

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